[Letterhead of Wachtell, Lipton, Rosen & Katz]











                                November 23, 2005



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005



                      Re:      Cardinal Health, Inc.
                               Annual Report on Form 10-K
                               For fiscal year ended June 30, 2005
                               File Number 1-11373
                               ---------------------------------------------

Dear Mr. Rosenberg:


     On behalf of our client, Cardinal Health, Inc. (the"Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated October 6, 2005, with respect to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response. The Company contemplates that, where required, additional disclosure that has not already been provided be included in the Company's annual report on Form 10-K for the fiscal year ending June 30, 2006 or, to the extent applicable, in the Company's Quarterly Report on Form 10-Q for the period ending December 31, 2005.

FORM 10-K FOR JUNE 30, 2005
---------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

1. YOU DISCUSS THE BUSINESS MODEL TRANSITION IN YOUR PHARMACEUTICAL DISTRIBUTION BUSINESS TO FEE-FOR-SERVICE ARRANGEMENTS, YET WE DO NOT SEE DISCLOSURE OF:

     O THE DIFFERENT NATURE OF THESE ARRANGEMENTS INCLUDING THEIR TERMS AND HOW YOU ARE COMPENSATED;

     O THE EFFECTS/EXPECTED EFFECTS ON HISTORICAL/FUTURE OPERATIONS, CASH FLOWS AND FINANCIAL POSITION OF THESE ARRANGEMENTS INCLUDING ON A QUANTITATIVE BASIS TO THE EXTENT KNOWN;

     O THE REASON AND MANNER THAT THE TRANSITION TO A FEE-FOR-SERVICE MODEL WILL REDUCE EARNINGS VOLATILITY, WHICH YOU DISCLOSE WILL BE THE RESULT OF THE ADOPTION OF THIS MODEL; OR

     O YOUR ACCOUNTING POLICIES FOR RECORDING AND CLASSIFYING IN YOUR FINANCIAL STATEMENTS AMOUNTS RECEIVED AND COSTS INCURRED UNDER THESE NEW ARRANGEMENTS.

     PLEASE PROVIDE US THE ABOVE INFORMATION IN DISCLOSURE-TYPE FORMAT.

     RESPONSE: In response to the Staff's comment, set forth below is the information requested in disclosure-type format.

                                     *  *  *

     BACKGROUND. Historically, the compensation received by the Company's Pharmaceutical Distribution business from branded pharmaceutical manufacturers was based on each manufacturer's unique sales practices (E.G., volume of product available for sale, eligibility to purchase product, cash discounts for prompt payment, rebates, etc.) and pharmaceutical pricing practices (E.G., the timing, frequency and magnitude of product price increases). Specifically, a significant portion of the compensation the Pharmaceutical Distribution business received from manufacturers was derived from the Company's ability to purchase pharmaceutical inventory in advance of pharmaceutical price increases, hold that inventory as manufacturers increased pharmaceutical prices, and generate a higher operating margin on the subsequent sale of that inventory (the "buy and hold" model). This compensation system was dependent to a large degree upon the sales practices of each branded pharmaceutical manufacturer, including established policies concerning the volume of product available for purchase in advance of a price increase, and on predictable pharmaceutical pricing practices.

     Beginning in fiscal 2003, branded pharmaceutical manufacturers began to seek greater control over the amount of pharmaceutical product available in the supply chain and, as a result, began to change their sales practices by restricting the volume of product available for purchase by pharmaceutical wholesalers. In addition, manufacturers have increasingly sought more services from the Company, including providing data concerning product sales and distribution patterns. The Company believes that the manufacturers sought these changes to provide them with greater visibility over product demand and movement in the market and to increase product safety and integrity by reducing the risks associated with product being available to, and distributed in, the secondary market. These changes significantly reduced the compensation received by the Company from branded pharmaceutical manufacturers. As a result of these actions by branded pharmaceutical manufacturers, the Company concluded it was no longer being adequately and consistently compensated for the reliable and consistent logistical, capital and administrative services being provided by the Company to these manufacturers.

     In response to these developments, the Company established a compensation system that is significantly less dependent on manufacturers' sales or pricing practices, and is based on the services provided by the Company to meet the unique distribution requirements of each manufacturer's products. During fiscal 2005, the Company worked with individual branded pharmaceutical manufacturers to define fee-for-service terms that adequately compensate the Company based on the services being provided to such manufacturers. The initial fee-for-service transition is essentially complete.

     NATURE OF FEE-FOR-SERVICE ARRANGEMENTS. Under a fee-for-service arrangement, the Company provides to branded pharmaceutical manufacturers base distribution services and other services, such as inventory management services and data/reporting services. The Company's compensation for these services may be either a fee or a fee plus an inflation-based compensation component described below. The fee is typically a fixed percentage of the Company's purchases from the manufacturer or of the Company's sales to customers. Fees are generally billed monthly or quarterly. In addition to the fees described above for base services, the Company also may receive performance-based fees under certain fee-for-service arrangements for achieving specified rates of service levels and for following the manufacturer's established policies and procedures for shortage claims, returns and/or payment deductions, among other things.

     The inflation-based component of fee-for-service arrangements is contingent upon price increases by the manufacturer. In addition to margin generated from the sale of inventory after a manufacturer's price increase, the Company may receive other compensation from the manufacturer based on price increases. This other compensation is determined by multiplying the price increase rate by a pre-determined supply of product, which usually represents a specific number of weeks or days of the Company's purchases or sales.

     Terms of the fee-for-service arrangements with branded pharmaceutical manufacturers described above are defined in a written distribution service agreement entered into between the Company and each manufacturer. In addition to the fee compensation terms, typical distribution service agreements may include the following other terms:

     o The Company agrees to maintain certain aggregate inventory levels and the Company and the manufacturer agree to certain procedures in order to minimize product shortages and maximize product availability;

     o The Company agrees to prepare certain inventory reports and provide the manufacturer with such reports on a periodic basis;

     o The Company agrees to fill orders by the purchasers of the manufacturer's products at certain service levels;

     o The Company agrees to purchase 100% of its requirements of the manufacturer's products directly from the manufacturer;

     o The agreement may contain terms and conditions regarding the handling of deductions for product shortages and damaged or returned products;

     o The agreement term generally ranges from a one-year term with an automatic renewal feature to a five-year term; and

     o Such agreements generally cannot be terminated unless mutually agreed to by the parties, a breach of the agreement occurs that is not cured, or an involuntary bankruptcy filing occurs.

     EFFECTS OF FEE-FOR-SERVICE ARRANGEMENTS ON OPERATIONS, CASH FLOWS AND FINANCIAL POSITION. The transition to a fee-for-service compensation model creates a one-time cash flow benefit. The Company can reduce required pharmaceutical inventory levels because inventory under this model is maintained principally to meet customer service levels and investment inventory is minimized.

     With respect to the impact of the transition on operations and financial position, margin is reduced as fee-based margin rates are typically lower than historical inflation-based, "buy and hold" margin. The lower margin is usually offset, however, by lower capital costs associated with lower inventory levels which results in lower interest expense. The Company is not able to quantify the impact of each of these developments due to, among other things, the variety of factors that impact margin and inventory. The Company believes, however, that net earnings with the new fee-for-service model should be generally comparable to net earnings with the "buy and hold" model.

     WHY THE TRANSITION TO A FEE-FOR-SERVICE MODEL WILL REDUCE EARNINGS VOLATILITY. As discussed above, under the "buy and hold" model, the Company earned margin through speculating on the timing and magnitude of pharmaceutical price increases. The timing and magnitude of any such price increase was at the discretion of the manufacturer. As a result, the Company could not always accurately predict if and when a price increase would occur or the magnitude of any price increase. Also, historically, a disproportionate number of price increases occurred in the third quarter of each fiscal year, which meant that, historically, the Company recorded the highest margin income of its fiscal year during that quarter.

     Under the fee-for-service model, margin is expected to be earned more evenly throughout the fiscal year. The fee-based compensation component of arrangements with branded pharmaceutical manufacturers is not subject to the uncertainty of price increases. For fiscal 2006, more than 70% (compared to less than 5% for fiscal 2004 and prior periods) of branded vendor margin is expected to be earned from fees.

     ACCOUNTING POLICIES. The Company determined that distribution service agreement fees should be accounted for under EITF 02-16, "Accounting by a Customer (including a reseller) for Certain Consideration Received by a Vendor". The Company further determined that the fees should be recorded as an adjustment to the price of the vendor's products and characterized as a reduction in cost of goods sold per EITF 02-16.

2. BEGINNING ON PAGE 33 YOU STATE "AS PART OF THE TRANSITION TO FEE-FOR-SERVICE TERMS, CERTAIN OF THE NEW DISTRIBUTION SERVICE AGREEMENTS ENTERED INTO WITH BRANDED PHARMACEUTICAL MANUFACTURERS CONTINUE TO HAVE AN INFLATION-BASED COMPENSATION COMPONENT TO THEM. ARRANGEMENTS WITH CERTAIN OTHER BRANDED MANUFACTURERS STILL CONTINUE TO BE SOLELY INFLATION BASED. IF BRANDED PHARMACEUTICAL PRICE INFLATION IS LOWER THAN THE COMPANY HAS ANTICIPATED, ITS OPERATING RESULTS COULD BE ADVERSELY AFFECTED WITH RESPECT TO ITS CURRENT EXPOSURE TO CONTINGENT FEE-BASED COMPENSATION IN ITS PHARMACEUTICAL DISTRIBUTION BUSINESS." MORE FULLY EXPLAIN TO US IN DISCLOSURE-TYPE FORMAT THE REASONABLY LIKELY EFFECTS OF THIS KNOWN UNCERTAINTY ON FUTURE OPERATIONS, CASH FLOWS AND FINANCIAL POSITION.

     RESPONSE: In response to the Staff's comment, set forth below is the information requested in disclosure-type format.

                                     *  *  *

     A portion of the Company's results of operations is favorably affected by larger and/or more frequent price increases in branded pharmaceuticals and is unfavorably affected by smaller and/or less frequent price increases. For fiscal 2006, branded vendor margin that is subject to inflation risk is expected to comprise less than 30% of the Company's total branded vendor margin. Branded pharmaceutical price inflation has averaged approximately 6% over the last five years. The Company expects price inflation for fiscal 2006 to be generally comparable to the average price inflation over the last five years. Any difference between actual inflation and expected inflation would result in changes in the portion of the Company's expected branded vendor margin that is subject to inflation risk. The actual effect on the Company would depend on which manufacturers change prices and whether the Company's compensation from such manufacturers is fee-based or inflation-based.

3. YOU IDENTIFY CRITICAL ACCOUNTING POLICIES REQUIRING SIGNIFICANT ESTIMATES SUCH AS VENDOR RESERVES AND INCOME TAX RESERVES. WE BELIEVE THAT THE FOCUS OF THIS DISCLOSURE SHOULD BE ON THE ESTIMATE IDENTIFIED AS CRITICAL RATHER THAN THE ACCOUNTING POLICY. FOR EACH CRITICAL ACCOUNTING ESTIMATE, PLEASE PROVIDE US, IN DISCLOSURE-TYPE FORMAT, MANAGEMENT'S ANALYSIS OF HOW THE ESTIMATE HAS AFFECTED YOUR RESULTS OF OPERATIONS FOR EACH PERIOD PRESENTED, AND HOW THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM APPLICATION OF EACH CRITICAL ACCOUNTING ESTIMATES MAY AFFECT YOUR FUTURE OPERATIONS. REFER TO RELEASE 33-8350.

     RESPONSE: In the Company's annual report on Form 10-K (the "2005 Form 10-K"), the Company's disclosure regarding critical accounting policies and sensitive accounting estimates concentrated on describing the Company's most critical accounting policies and providing sensitivity analysis related to what may happen in the future if certain factors change. The Company reviewed Release 33-8350 in conjunction with its most recent filing. The Company attempted to identify situations where either the current effect on operating results or variability in future results was not clear. Set forth below is revised disclosure that includes additional information to provide a clearer explanation as to the current year and future impact of these estimates. This enhanced disclosure, modified as appropriate for the reporting period, is intended to be included in future filings by the Company on Form 10-K.

                                     *  *  *

     CRITICAL ACCOUNTING POLICIES AND SENSITIVE ACCOUNTING ESTIMATES
     ---------------------------------------------------------------

     Critical accounting policies are those accounting policies that can have a significant impact on the presentation of the Company's financial condition and results of operations, and require use of complex and subjective estimates based upon past experience and management's judgment. The following is a summary of certain accounting policies and the related estimates, assumptions and judgmental matters that the Company believes are significant to the consolidated financial statements. Because of the uncertainty inherent in such estimates, assumptions and judgments, actual outcomes may differ materially from these estimates, assumptions and judgments. However, the Company believes that the estimates, assumptions and judgments used in preparation of the consolidated financial statements are reasonable based on facts and circumstances as of June 30, 2005. For additional significant accounting policies, see Note 3 of "Notes to Consolidated Financial Statements."

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. Trade receivables are amounts owed to the Company through its operating activities and are presented net of an allowance for doubtful accounts. The Company also provides financing to various customers. Such financing arrangements range from one to ten years at interest rates that generally are subject to fluctuation. These financings may be collateralized, guaranteed by third parties or unsecured. Finance notes and accrued interest receivables are recorded net of an allowance for doubtful accounts and are included in other assets. Extending credit terms and calculating the required allowance for doubtful accounts involve the use of judgment by the Company's management.

     In determining the appropriate allowance for doubtful accounts, which includes general and specific reserves, the Company reviews accounts receivable aging, industry trends, customer financial strength, credit standing, historical write-off trends and payment history to assess the probability of collection. The Company continuously monitors the collectibility of its receivable portfolio by analyzing the aging of its accounts receivable, assessing credit worthiness of its customers and evaluating the impact of changes in economic conditions that may impact credit risks. If the frequency or severity of customer defaults changes due to changes in customers' financial condition or general economic conditions, the Company's allowance for uncollectible accounts may require adjustment.

     The allowance for doubtful accounts was $128.1 million and $138.9 million at June 30, 2005 and 2004, respectively. This allowance represented 2.9% and 3.3% of customer receivables at June 30, 2005 and 2004, respectively. The allowance for doubtful accounts as a percentage of revenue was 0.17%, 0.21% and 0.25% at June 30, 2005, 2004 and 2003, respectively. The decrease in the allowance as a percentage of revenue and as a percentage of customer receivables was a result of adjustments to certain trade receivable reserves due to changes in customer-specific credit exposures, improvements in historical write-off trends and improvements in customer credit, billing and collections processes. The allowance for doubtful accounts was reduced by $23.5 million, $22.7 million and $28.7 million in fiscal 2005, 2004, and 2003, respectively, for customer deductions and write-offs and was increased by additional provisions of $8.8 million, $1.5 million and $22.2 million in fiscal 2005, 2004 and 2003, respectively. A hypothetical 0.1% increase or decrease in the reserve as a percentage of trade receivables to the fiscal 2005 reserve would result in an increase or decrease in bad debt expense of approximately $4.4 million.

     Reserve methodologies are validated annually based on historical losses and economic, business and market trends. In addition, reserves are reviewed quarterly and updated if unusual circumstances or trends are present. The Company believes that the reserve maintained and expenses recorded in fiscal 2005 are appropriate and consistent with historical methodologies employed. At this time, the Company is not aware of any internal process or customer issues that might lead to a significant future increase in the Company's allowance for doubtful accounts as a percentage of net revenue.

     The total reserve at June 30, 2005 and 2004 exceeds the total Company receivable balance greater than 60 days past due at those same dates. See
     Schedule II included in this Form 10-K which includes a rollforward of activity for these allowance reserves.

     INVENTORIES. A substantial portion of inventories (approximately 67% in 2005 and 66% in 2004) are stated at the lower of cost, using the last-in, first-out ("LIFO") method, or market. These inventories are included within the core distribution facilities within the Company's Pharmaceutical Distribution business and are primarily merchandise inventories. The LIFO impact on the consolidated statement of earnings in a given year is dependent on pharmaceutical price inflation and the level of inventory. Prices for branded pharmaceuticals and consumer products are primarily inflationary, which results in an increase in cost of products sold, whereas prices for generic pharmaceuticals are deflationary, which results in a decrease in cost of products sold. Under the LIFO method, it is assumed that the most recent inventory purchases are the first items sold. Therefore, reductions in the overall inventory levels resulting from declining brand pharmaceutical and consumer product inventory levels generally will result in a decrease in future cost of goods sold, as the remaining inventory will be held at a lower cost due to the inflationary environment. Conversely, reductions in the overall inventory levels created by declining generic pharmaceutical inventory levels would generally increase future cost of goods sold, as the remaining inventory will be held at a higher cost due to the deflationary environment. In fiscal 2005, the LIFO credit of $31.7 million was primarily due to a decline in pharmaceutical price inflation from 6.2% in fiscal 2004 to 4.9% in fiscal 2005, resulting from price deflation in generic pharmaceutical inventories and lower price increases related to branded pharmaceutical inventories. The impact of declining industry inflation was partially offset by lower ending generic inventory levels in fiscal 2005 as compared to fiscal 2004. The LIFO credit in fiscal 2004 was $3.6 million. In fiscal 2003, the LIFO expense was $5.8 million. The Company anticipates that branded pharmaceutical inflation levels in fiscal 2006 will be comparable to those in fiscal 2005. The Company anticipates that generic deflation levels in fiscal 2006 will be higher than in fiscal 2005.

     The remaining inventory is primarily stated at the lower of cost, using the first-in, first-out ("FIFO") method, or market. If the Company had used the FIFO method of inventory valuation for all inventory, which approximates current replacement cost, inventories would have increased $26.0 million and $57.8 million in fiscal 2005 and 2004, respectively.

     Below is a reconciliation of FIFO inventory to LIFO inventory:

                                                                 June 30,
     ---------------------------------------------------------------------------
     (in millions)                                         2005          2004
     ---------------------------------------------------------------------------

     FIFO inventory                                       $ 7,406.0   $ 7,529.1
     LIFO reserve valuation                                   (26.0)     (57.8)
                                                          ---------------------
     Total inventory                                      $ 7,380.0   $ 7,471.3
                                                          ======================

     Inventories recorded on the Company's consolidated balance sheets are net of reserves for excess and obsolete inventory. The Company reserves for inventory obsolescence using estimates based on historical experiences, sales trends, specific categories of inventory and age of on-hand inventory. If actual conditions are less favorable than the Company's assumptions, additional inventory reserves may be required, however these would not be expected to have a material adverse impact on the Company's consolidated financial statements.

     GOODWILL. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Accordingly, the Company does not amortize goodwill and intangible assets with indefinite lives. Intangible assets with finite lives, primarily customer relationships and patents and trademarks, continue to be amortized over their useful lives.

     In conducting the impairment test, the fair value of the Company's reporting units is compared to its carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment.

     The Company's impairment analysis is based on a review of the price/earnings ratio for publicly traded companies similar in nature, scope and size or a discounted cash flow analysis. The methods and assumptions used to test impairment have been consistently applied for the periods presented. The discount rate used for impairment testing is based on the risk-free rate plus an adjustment for risk factors. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate used could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to the Company's results of operations. The Company performed its annual impairment tests in fiscal 2005 and 2004, neither of which resulted in the recognition of any impairment charges. Decreasing the price/earnings ratio of competitors used for impairment testing by one point or increasing the discount rate in the discounted cash flow analysis used for impairment testing by 1% would not have indicated impairment for any of the Company's reporting units for fiscal 2005 or 2004. An increase in the price/earnings ratio of competitors used for impairment testing or a decrease in the discount rate in the discounted cash flow analysis would not adversely affect the computed fair value of the reporting units. See Note 17 of "Notes to Consolidated Financial Statements" for additional information regarding goodwill.

     BUSINESS COMBINATIONS. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company's acquisitions is assigned to intangible assets which require management to use significant judgment in determining fair value. The Company typically utilizes third-party valuation experts ("Valuation Experts") for this process. In addition, current and future amortization expense for such intangibles is impacted by purchase price allocations as well as the assessment of estimated useful lives of such intangibles, excluding goodwill. The Company believes the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

     In conjunction with the review of a transaction, the Valuation Experts assess the status of the acquired company's research and development projects to determine the existence of in-process research and development ("IPR&D"). The Company has not historically recorded significant costs related to IPR&D. However, in conjunction with the acquisition of ALARIS Medical Systems, Inc. ("Alaris"), the Company was required to estimate the fair value of acquired IPR&D which required selecting an appropriate discount rate and estimating future cash flows for each project. Management also assessed the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs were not assigned to IPR&D unless future development was probable. Once the fair value was determined, an asset was established and, as required by U.S. generally accepted accounting principles, immediately written-off as a special item in the Company's consolidated statement of earnings. The Company recorded $12.7 million as a special item in fiscal 2004 representing an estimate of Alaris' IPR&D (see
     Note 4 of "Notes to Consolidated Financial Statements").

     SPECIAL ITEMS. The Company's special items consist primarily of costs that relate to the integration of previously acquired companies or costs of restructuring operations to improve productivity. Integration costs from acquisitions accounted for under the pooling of interests method have been recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)," and SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Certain costs related to these acquisitions, such as employee and lease terminations and other facility exit costs, were recognized at the date the integration plan was adopted by management. Certain other integration costs that did not meet the criteria for accrual at the commitment date have been expensed as the integration plan has been implemented.

     The costs associated with integrating acquired companies under the purchase method are recorded in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." Certain costs to be incurred by the Company as the acquirer, such as employee and lease terminations and other facility exit costs, are recognized at the date the integration plan is committed to and adopted by management. Certain other integration costs that do not meet the criteria for accrual at the commitment date are expensed as the integration plan is implemented.

     At the beginning of the third quarter of fiscal 2003, the Company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," to account for costs incurred in restructuring activities. Under this standard, a liability for most types of exit costs is recognized as incurred. As discussed above, the Company previously accounted for costs associated with restructuring activities under EITF Issue No. 94-3, which required the Company to recognize a liability for restructuring costs on the date of the commitment to an exit plan.

     The majority of the special items related to acquisitions and restructurings can be classified in one of the following categories: employee-related costs, exit costs (including lease termination costs), asset impairments and other integration costs. Employee costs include severance and termination benefits. Lease termination costs include lease cancellation fees, forfeited deposits and remaining payments due under existing lease agreements less estimated sublease income. Other facility exit costs include costs to move equipment or inventory out of a facility as well as other costs incurred to shut down a facility. Asset impairment costs include the reduction in value of the Company's assets as a result of the integration or restructuring activities. Other integration costs primarily include charges directly related to the integration plan such as consulting costs related to information systems and employee benefit plans as well as relocation and travel costs directly associated with the integration plan.

     The Company also records settlements of significant lawsuits that are infrequent, non-recurring or unusual in nature as special items. In addition, costs related to legal fees and document preservation and production costs incurred in connection with the SEC investigation and the Audit Committee internal review and related matters are also classified as special items. See Note 4 of "Notes to Consolidated Financial Statements" for additional information.

     VENDOR RESERVES. The Company's Pharmaceutical Distribution business maintains reserves to cover areas of exposure with its vendors. In determining appropriate vendor reserves, the Company assesses historical experience and current outstanding claims. The Company has established various levels of reserves within vendor reserves based on the type of claim and status of review. The Company researches and resolves various types of contested transactions based on discussions with vendors, Company policy and findings of research performed. Though the transaction types are relatively consistent, the Company has periodically refined its estimate methodology over the past few years by updating the reserve estimate percentages based upon historical experiences. Changes to the estimate percentages have resulted in a financial impact to the Company's cost of products sold in the period in which the change was made. In fiscal 2005 and 2004, vendor reserves within the Pharmaceutical Distribution business ranged from $24 million to $39 million. Fluctuations in the reserve balance are the variations of outstanding claims from period to period, timing of settlements and specific vendor issues, such as bankruptcies (significant events would be described above in the operating earnings discussion of MD&A). Though vendor transactions remain relatively consistent from period to period, unforeseen events such as the deterioration in the financial condition of a large vendor or a settlement of numerous outstanding claims could cause the reserve to fluctuate, and thus, have a financial impact of the period's financial results.

     At any given time, there are outstanding items in various stages of research and resolution. The ultimate outcome of certain claims may be different than the Company's original estimate and may require adjustment. However, the Company believes reserves recorded for such disputes are adequate based upon current facts and circumstances.

     INCOME TAX RESERVES. The Company's income tax expense, deferred tax assets and liabilities and income tax reserves reflect management's assessment of estimated future taxes to be paid on items in the financial statements.

     Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. The Company had net deferred income tax assets of $300.4 million and $185.1 million at June 30, 2005 and 2004, respectively. The Company also had net deferred income tax liabilities of $1,536.3 million and $1,222.5 million at June 30, 2005 and 2004, respectively. Included in the net deferred income tax assets are federal net and state net operating loss carryforwards at June 30, 2005 of $44.5 million and $14.9 million, respectively. A net valuation allowance of $8.4 million at June 30, 2005 has been provided for the state net operating loss, as utilization of such carryforwards within the applicable statutory periods is not considered more likely than not. The state net operating loss carryforwards expire through 2025. Expiring state net operating loss carryforwards and the required valuation allowances are adjusted annually. The Company also has federal net capital loss carryovers of $5.5 million at June 30, 2005 for which no valuation allowance has been established. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of any of the other net deferred income tax assets described above.

     In addition, the Company has established an estimated liability for federal, state and foreign income tax exposures that arise and meet the criteria for accrual under SFAS No. 5, "Accounting for Contingencies." The Company prepares and files tax returns based on its interpretation of tax laws and regulations and records estimates based on these judgments and interpretations. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions tax court systems.

     The Company has developed a methodology for estimating its tax liability related to such matters and has consistently followed such methodology from period to period. The liability amounts for such matters are based on an evaluation of the underlying facts and circumstances, a thorough research of the technical merits of the Company's arguments and an assessment of the probability of the Company prevailing in its arguments. In all cases, the Company considers previous findings of the Internal Revenue Service and other taxing authorities. The Company generally consults with external tax advisers in reaching its conclusions. Amounts accrued for a particular period are adjusted when a significant change in facts or circumstances has occurred.

     The Company believes that its estimates for the valuation allowances against deferred tax assets and tax contingency reserves are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

     In addition to income mix from geographical regions, the significant assumptions and estimates described in the preceding paragraphs are important contributors to the ultimate effective tax rate in each year. Although not material to the effective tax rate for the three fiscal years ended June 30, 2005, if any of the Company's assumptions or estimates were to change, an increase/decrease in the Company's effective tax rate by 1% on earnings from continuing operations before income taxes would have caused income tax expense to increase/decrease by $16.3 million for the fiscal year ended June 30, 2005.

     LOSS CONTINGENCIES. The Company accrues for contingencies related to litigation in accordance with SFAS No. 5, which requires the Company to assess contingencies to determine degree of probability and range of possible settlement. An estimated loss contingency is accrued in the Company's consolidated financial statements if it is probable that a liability has been incurred and the amount of the settlement can be reasonably estimated. Assessing contingencies is highly subjective and requires judgments about future events. The Company regularly reviews contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate settlement may differ from these estimates.

     SELF INSURANCE ACCRUALS. The Company is self-insured for employee medical and dental insurance programs. The Company had recorded liabilities totaling $26.0 million and $23.0 million for estimated costs related to outstanding claims at June 30, 2005 and 2004, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported. These estimates are based on the Company's assessment of outstanding claims, historical analysis and current payment trends. The Company records an estimate for the claims incurred but not reported using an estimated lag period. This lag period assumption has been consistently applied for the periods presented. If the lag period was hypothetically adjusted by a period equal to a half month, the impact on earnings would be $5.5 million. Should the amount of claims, medical or dental costs increase beyond what was estimated, the reserve might not be sufficient and additional expense could be required. However, the Company believes the liabilities recorded are adequate based upon current facts and circumstances. Medical and dental insurance expense was $162.5 million, $140.8 million and $121.4 million in fiscal 2005, 2004 and 2003, respectively.

     Through a wholly owned insurance subsidiary, the Company has certain deductibles or is self-insured for various risks including general liability, product liability, pharmacist professional liability, auto liability, property and workers' compensation. However, claims in excess of certain limits are insured with commercial insurers. The Company had recorded liabilities totaling $66.4 million and $48.0 million for anticipated costs related to liability, property and workers' compensation at June 30, 2005 and 2004, respectively. These costs include an estimate for expected settlements on pending claims, defense costs, claims adjustment costs and an estimate for claims incurred but not reported. For certain types of exposures the Company uses third parties to assist in developing the estimate of expected ultimate costs to settle each claim which is based on specific information related to each claim. For claims incurred but not reported the liabilities are calculated by outside actuaries and are derived in accordance with generally accepted actuarial practices. The amount of ultimate liability in respect to these matters is dependent on future contingent events that cannot be predicted with certainty and may differ from these estimates. Although the Company believes that liability estimates are appropriate based on information available at September 30, 2005, it is possible, based on generally accepted actuarial analysis, that under adverse conditions the ultimate liability could exceed recorded expected liabilities as of June 30, 2005 by as much as $4.5 million. The insurance expense for general liability, product liability, pharmacist professional liability, auto liability, property and workers' compensation was $75.0 million, $59.8 million and $53.0 million in fiscal 2005, 2004 and 2003, respectively.

4. PLEASE PROVIDE US A REVISED CONTRACTUAL OBLIGATION TABLE THAT INCLUDES INTEREST ON DEBT BECAUSE WE BELIEVE THAT INTEREST IS PART OF THAT CONTRACTUAL OBLIGATION.

     RESPONSE: For the supplemental information of the Staff, the long-term debt line of the contractual obligations table in the 2005 Form 10-K includes both principal and estimated interest payments related to long-term debt.

     In response to the Staff's comments, the Company will present in its future filings interest on long-term debt as a separate line item in the contractual obligations table. Using this revised format, the contractual obligations table in the 2005 Form 10-K would have been presented as follows:

                                                  PAYMENTS DUE BY PERIOD
     ---------------------------------------------------------------------------
     (IN MILLIONS)                 2006    2007-   2009-   THEREAFTER   TOTAL
                                            2008    2010
     ---------------------------------------------------------------------------
     ON BALANCE SHEET:
     Long-term debt (1)            $301.0  $141.3  $802.9  $1,278.7     $2,523.9
     Interest on long-term debt     128.1   223.1   160.8     397.3        909.3
     Capital lease obligations (2)   13.2    21.1    99.5      10.8        144.6
     Other long-term liabilities (3  13.3    20.8    13.4      78.6        126.1

     OFF-BALANCE SHEET:
     Operating leases (4)            99.9   137.6    131.2    302.9        671.6
     Purchase obligations (5)     1,870.8   102.7     27.0     11.1      2,011.6
     ---------------------------------------------------------------------------
     Total financial obligations $2,426.3  $646.6 $1,234.8  $2,079.4    $6,387.1
     ---------------------------------------------------------------------------

     (1) Represents maturities of the Company's long-term debt obligations excluding capital lease obligations described below. See Note 6 in "Notes to Consolidated Financial Statements" for further information.

     (2) Represents maturities of the Company's capital lease obligations, included within long-term debt on the Company's balance sheet and the related estimated future interest payments.

     (3) Represents cash outflows by period for certain of the Company's long-term liabilities in which cash outflows could be reasonably estimated. The primary items included are estimates of the Company's pension and other post-retirement benefit obligations as well as accrued marketing fees and other long-term liabilities. Certain long-term liabilities, such as deferred taxes, have been excluded from the table above as there are no cash outflows associated with the liabilities or the timing of the cash outflows cannot reasonably be estimated.

     (4) Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in Note 11 of "Notes to Consolidated Financial Statements."

     (5) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which the Company is obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from the Company's total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period. The significant amount disclosed within fiscal 2006, as compared to other periods, primarily represents obligations to purchase inventories within the Pharmaceutical Distribution and Provider Services segment.

FINANCIAL STATEMENTS
--------------------

NOTE 1.  ACCOUNTING INVESTIGATIONS AND RESTATEMENT
--------------------------------------------------

5. WITH RESPECT TO THE SEC FORMAL INVESTIGATION AND YOUR ACCRUAL OF $25 MILLION DURING FISCAL 2005, PLEASE TELL US HOW YOU HAVE COMPLIED WITH THE REQUIREMENT OF PARAGRAPH 10 OF FAS 5 THAT REQUIRES YOU TO EITHER A) DISCLOSE AN ESTIMATE OF THE AMOUNT OF POSSIBLE LOSS OR RANGE OF LOSS ABOVE THE AMOUNT ACCRUED, OR B) STATE THAT AN ESTIMATE CANNOT BE MADE.

     RESPONSE: The Company is in discussions with the Enforcement Staff of the SEC regarding a possible settlement of the currently pending investigation. In this context, the Company has accrued $25 million, which is the amount that the Company has proposed to the Enforcement Staff as an appropriate penalty amount for the settlement. As of last week, the Enforcement Staff responded to the Company's proposal. As a result, the Company currently contemplates that an additional amount will be accrued in this quarter and the disclosure will be updated in its next Form 10-Q filing. In its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and prior to the response of the Enforcement Staff, the Company provided additional disclosure noting the Company's belief that it could not provide a range of loss above the amount accrued. In future filings, the Company will continue to provide this additional disclosure updated for circumstances at such time.


NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - REVENUE RECOGNITION
-------------------------------------------------------------------------

PHARMACEUTICAL DISTRIBUTION AND PROVIDER SERVICES

6. TO HELP US UNDERSTAND THE REASONS WHY YOU DISTINGUISH BETWEEN "BULK" AND "NON-BULK" REVENUES IN YOUR DISCLOSURES TO INVESTORS, PLEASE TELL US:

     o WHY YOU ARE HIGHLIGHTING "BULK REVENUE" FOR INVESTORS HEREIN AND IN MD&A WHERE YOU DISCLOSE "BULK REVENUE" AMOUNTS FOR EACH PERIOD;

          RESPONSE: The Company historically has provided the amount of Bulk Revenue (either on the face of the income statement or in the footnotes) and provided additional information in Management's Discussion and Analysis regarding changes in Bulk Revenue. The Company continues to provide this information due to the differences in the nature and character of the business activities associated with Bulk and Non-Bulk Revenue. It is a classification used throughout the industry, and the Company frequently responds to investor inquiries regarding bulk sales.

          In the Company's annual report on Form 10-K for the fiscal year ended June 30, 2004 (the "2004 Form 10-K"), the Company disclosed certain historical practices with regard to the reporting of Bulk Revenue, which is a subject of the Staff's ongoing enforcement inquiry. In the 2004 Form 10-K, the Company also disclosed the adoption of a new definition of Bulk Revenue. Under that definition, the following transactions are classified as Bulk Revenue:

          o deliveries to customer warehouses whereby the Company acts as an intermediary in the ordering and delivery of pharmaceutical products;

          o delivery of products to the customer in the same bulk form as the products are received from the manufacturer;

          o    warehouse to customer warehouse or process center deliveries; and

          o deliveries to customers in large or high volume full case quantities.

          Non-bulk activities tend to be more complex because they involve the Company receiving inventory in large or full case sizes from the manufacturer, breaking it down into smaller sizes, warehousing the product, picking products specific to a customer's order and delivering that order to customer locations (such as retail pharmacies or individual hospitals), generally on a just-in-time basis and in small sizes. While certain of the above activities occur with some bulk transactions, bulk activities typically involve much larger sizes, generally in unopened cases or full pallets, which are shipped either directly from the manufacturer or from the Company to customers' own warehousing facilities and processing centers.

          The Company's classification of revenue as bulk or non-bulk also corresponds to its four business operations within Pharmaceutical Distribution. All revenue in the brokerage and former trading operations is classified as bulk. Applying the definition set forth above, all revenue in the repackaging operation is classified as non-bulk. Within the core facilities operation, revenue is classified as bulk or non-bulk based solely upon the characteristics of the customer involved. Shipments to customers that operate internal warehouses and processing centers (primarily retail chain and mail order customers) are classified as Bulk Revenue. All other core facilities revenue is classified as Non-Bulk Revenue.

          The Company believes that the appropriate place for disclosure concerning Bulk Revenue is in the MD&A, and since the 2004 Form 10-K, the Company has not reported Bulk Revenue on the face of the income statement or in the footnotes.

     O FOR EACH CHARACTERISTIC, PROVIDE US A COMPLETE DESCRIPTION AND CHRONOLOGY OF THE FLOW OF PRODUCT FROM THE MANUFACTURER, TO/THROUGH YOU AND TO YOUR CUSTOMER SO THAT WE MAY FULLY UNDERSTAND WHAT EACH CHARACTERISTIC IS AND WHY IT WARRANTS HIGHLIGHTING "BULK REVENUE" FOR INVESTORS AS A DIFFERENT CLASS OF REVENUE FROM "NON-BULK REVENUES"; AND

          RESPONSE: The Company considers each characteristic in its determination of Bulk Revenue and believes transactions must include multiple characteristics to be classified as Bulk Revenue. Each characteristic is described below.

          CHARACTERISTIC #1 - DELIVERIES TO CUSTOMER WAREHOUSES WHEREBY THE COMPANY ACTS AS AN INTERMEDIARY IN THE ORDERING AND DELIVERY OF PHARMACEUTICAL PRODUCTS. These deliveries represent drop shipments (I.E., shipments directly to the customer) and/or crossdock shipments (I.E., shipments to the Company then to the customer) typically in multiple case quantities (I.E., bulk). The chronology is as follows:

          DROPSHIP AND CROSSDOCK SHIPMENTS
          --------------------------------

          o    Customer orders bulk product from the Company.

          o If the Company does not have the inventory in stock, it orders product from manufacturer on behalf on the customer.

          o Manufacturer ships product either directly to customer (I.E., dropship) or to the Company (I.E., crossdock) depending upon the manufacturer's shipping practices.

          o    Manufacturer invoices the Company.

          o    If dropship, the Company invoices customer.

          o If crossdock, the product remains palletized as it was received from the manufacturer. The Company verifies the product received and ships product to the customer's warehouse in the same form that it was received. This product does not enter the warehouse stock and is usually shipped to the customer within a very short time frame after receipt. Upon shipment, the Company invoices the customer.

          CHARACTERISTIC #2 - DELIVERY OF PRODUCTS TO THE CUSTOMER IN THE SAME FORM AS THE PRODUCTS ARE RECEIVED FROM THE MANUFACTURER. These products remain in their original case packaging from the manufacturer and are not broken down into individual units. The chronology is as follows:

          o For dropship and crossdock orders, see process description under characteristic #1.

          o For inventory maintained within the Company's distribution centers, product is ordered based upon customer demand and received by the Company. The product received is warehoused and remains in the form that it was received from the manufacturer (I.E., within its case packaging).


          o Customers order product in large or high volume full case quantities from the Company's on-hand inventory. Customers that primarily order product in case form are customers that warehouse their pharmaceuticals or provide mail order service. Upon receiving the customer's order, the product is picked and shipped in its existing form to the customer.

          CHARACTERISTIC #3 - WAREHOUSE TO CUSTOMER WAREHOUSE OR PROCESS CENTER DELIVERIES. Product sales under this characteristic represent large or high volume full case quantity shipments from the Company's warehouse inventory to customers, who warehouse their pharmaceutical products or provide mail order services. The chronology for these sales is consistent with those described under characteristic #2.

          CHARACTERISTIC #4 - DELIVERIES TO CUSTOMERS IN LARGE OR HIGH VOLUME FULL CASE QUANTITIES. Product sales under this characteristic represent bulk dropship sales, crossdock sales and sales from the Company's warehouses to customers that warehouse their pharmaceutical products or provide mail order services. The chronology for these sales is consistent with those described under characteristics #1 and #2. To further clarify the differences between the two classifications of revenue, set forth below is a list of characteristics of Non-Bulk Revenue that differ from the characteristics outlined above:


          o products are broken down from their case quantities to individual selling units;

          o products are warehoused and may be handled multiple times during the warehousing process (I.E., received, broken down, stocked, moved from secondary to primary warehouse location, rotated, picked and quality controlled);

          o transactions are more complex and products are more costly to distribute than bulk product;

          o    products are picked to specific customer order; and

          o products are delivered to customer's dispensing location (I.E., retail pharmacy or individual hospital) on a "just in time" basis.

     o ANY OTHER CHARACTERISTICS OF "BULK REVENUE" THAT DISTINGUISHES IT FROM "NON-BULK REVENUES."

          RESPONSE: Financially, the Company believes that Bulk Revenue differs from Non-Bulk Revenue. Although the Company does not track margin information by revenue type (E.G., bulk, which includes crossdock and dropship), the Company generally passes on to the customer the efficiencies resulting from the lower handling and distribution costs associated with Bulk Revenue products, which would tend to generate lower gross margins for Bulk Revenue.

7. PLEASE CLARIFY FOR US WHETHER DELIVERIES TO CUSTOMER WAREHOUSES OF PRODUCTS WHERE YOU ACT AS AN INTERMEDIARY IN THE ORDERING AND DELIVERY OF PHARMACEUTICAL PRODUCTS THAT YOU RECORD GROSS AS DISCUSSED IN THE PARAGRAPH FOLLOWING THE LIST OF "BULK REVENUE" CHARACTERISTICS REPRESENTS THE SAME DELIVERIES DESCRIBED IN THE FIRST BULLET OF "BULK REVENUE" CHARACTERISTICS LIST. IF IT IS NOT THE SAME, PLEASE PROVIDE US A COMPLETE EXPLANATION TO UNDERSTAND THE DIFFERENCE. IN ORDER TO HELP US UNDERSTAND YOUR CONCLUSION THAT YOU ACT AS PRINCIPAL FOR THESE DELIVERIES, DESCRIBE FOR US THE FORM OF THESE TRANSACTIONS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES INVOLVED.

     RESPONSE: In the fiscal 2005 Form 10-K, the Company defined Bulk Revenue in the revenue recognition section of note 3, "Summary of Significant Accounting Policies". This definition includes "deliveries to customer warehouses whereby the Company acts as an intermediary in the ordering and delivery of pharmaceutical products." Below the Bulk Revenue definition, the Company stated the following: "Revenue for deliveries to customer warehouses whereby the Company acts as an intermediary in the ordering and delivery of pharmaceutical products is recorded gross in accordance with EITF 99-19". Both phrases refer to the same type of deliveries. See discussion below of factors within EITF 99-19 which supports the conclusion that the Company acts as the principal for these deliveries.

     ALSO, PROVIDE US A THOROUGH ANALYSIS OF HOW YOUR PRESENTATION OF THE GROSS AMOUNT OF THESE PRODUCT SALES AS REVENUES COMPLIES WITH EITF 99-19. IN YOUR RESPONSE, EXPLICITLY ANALYZE EACH OF THE EITF 99-19 INDICATORS FOR GROSS REPORTING AND EXPLAIN TO US WHY YOU BELIEVE THE WEIGHT OF THESE INDICATORS DICTATE GROSS REPORTING. AS PART OF, BUT NOT IN PLACE OF, YOUR ANALYSIS OF THE PRIMARY OBLIGOR INDICATOR, TELL US (A) WHETHER YOUR CUSTOMERS HAVE EVER LOOKED TO THE SUPPLIER FOR THE ACCEPTABILITY OF THE PRODUCTS PURCHASED, INCLUDING, BUT NOT LIMITED TO, THE QUANTITY, QUALITY, AND/OR RETURN RIGHTS OF PURCHASED PRODUCTS, AND (B) IF NOT, WHAT CAUSES THEM TO LOOK TO YOU FOR FULFILLMENT IN LIGHT OF THE FACT THAT THEY APPEAR TO HAVE SOME LEVEL OF DIRECT INTERACTION WITH THE SUPPLIER, WHO IS ALSO THE MANUFACTURER OF THE PRODUCTS THEY PURCHASED.

     RESPONSE: EITF 99-19 sets forth both: (1) indicators that gross revenue reporting is appropriate; and (2) indicators that net revenue reporting is appropriate. In response to the Staff's comment, the following sets forth the Company's analysis regarding each of these indicators in determining that gross revenue reporting, rather than net revenue reporting, is appropriate.(1)

     INDICATORS OF GROSS REVENUE REPORTING

     EITF 99-19 provides that the following are indicators that gross revenue reporting is appropriate:

     o    the company is the primary obligor in the arrangement;

     o the company has general inventory risk (before a customer order is placed or upon customer return);

     o    the company has latitude in establishing the price;

     o    the company changes the product or performs part of the service;

     o    the company has discretion in supplier selection;

     o the company is involved in the determination of product or service specifications;

     o the company has physical loss inventory risk (after customer order or during shipping); and

     o    the company has credit risk.

     PRIMARY OBLIGOR IN THE ARRANGEMENT.(2) The Company is the primary obligor in the arrangement. Customers place their orders with the Company to be filled by the Company. For orders through the Pharmaceutical Distribution business'


--------------------------------
(1) Prior to fiscal 1998, the Company recorded Bulk Revenue on a net basis. In fiscal 1998, the Company entered into numerous communications with the Staff, discussing the nature of Bulk Revenue, how it was recorded and applicable disclosures. On January 9, 1998, the Company received a letter from Robert A. Bayless, Chief Accountant of the Division of Corporation Finance, which directed the Company to record Bulk Revenue on a gross basis. The Company adopted that approach in its Annual Report on Form 10-K for the fiscal year ended June 30, 1998. The issue of recording of Bulk Revenue gross versus net was later revisited in comment letters from the Staff dated August 14, 2002 and September 19, 2002, to which the Company responded on September 3, 2002 and September 23, 2002, respectively.

(2) EITF 99-19 provides:

     Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

     Brokerage operation, which handles the majority of the Company's dropship orders and all of its crossdock orders, the customer and manufacturer have no direct relationship. The manner in which these orders are filled or delivered is not visible to the customers when they place their orders. The Company determines through negotiations with the manufacturer how the delivery is made, which may be a crossdock or a drop shipment (or possibly the order is filled from existing inventory). The remaining dropship volume comes from customers serviced through the Company's distribution centers. These customers could order dropship product either from the Company or directly from the manufacturer.

     Furthermore, the Company is responsible for acceptance of a customer order. For example, in the event that a customer order is not accepted by the customer, the Company is responsible for correcting the order. If product is damaged or short shipped, any ensuing credits are negotiated between the customer and the Company, without involvement of the supplier.

     GENERAL INVENTORY RISK (BEFORE A CUSTOMER ORDER IS PLACED OR UPON CUSTOMER RETURN).(3) The Company has inventory risk because short shipments are the responsibility of the Company. If a customer claims a discrepancy from product shipment, the matter is resolved between the customer and the Company. In that event, the Company may have a separate claim to be made against the manufacturer, but the customer looks to the Company for settlement. If a customer chooses to return product, it would be returned to a third-party return company, the Company or the manufacturer.

     LATITUDE IN ESTABLISHING PRICE.(4) Prices are determined in the same manner for crossdock and drop shipments as all other sales. That is, sales prices are


--------------------------------
(3) EITF 99-19 provides:

     Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company's risk level. For example, a company's risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

(4) EITF 99-19 provides:

     If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

     negotiated between the Company and its customers. Separately, the Company negotiates purchase prices with its suppliers. Market pricing is certainly influenced by announced price changes by the manufacturer. Nonetheless, there is still a negotiation between the Company and its customers to determine the sales prices.

     CHANGING THE PRODUCT OR PERFORMING PART OF THE SERVICE.(5) The Company does not change the product. Bulk sales are made essentially by delivering product in the same fashion as it was received from the manufacturer. The Company may consolidate orders from multiple manufacturers for one shipment to the customer.

     DISCRETION IN SUPPLIER SELECTION.(6) This indicator is not applicable to the arrangement because these are typically branded products and, as such, this is not an option.

     DETERMINATION OF PRODUCT OR SERVICE SPECIFICATIONS.(7) This indicator is not applicable because these are typically branded pharmaceuticals.


--------------------------------
(5) EITF 99-19 provides:

     If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company's physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

(6) EITF 99-19 provides:

     If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

(7) EITF 99-19 provides:

     If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

     PHYSICAL LOSS INVENTORY RISK (AFTER CUSTOMER ORDER OR DURING SHIPMENT).(8) For a majority of manufacturers, the risk of loss on delivery from the manufacturer, remains with the manufacturer until product arrives at the destination directed by the Company, whether that is a Company facility or one of the Company's customer's facilities. There are a number of manufacturers who ship product FOB Shipping Point, thus, the Company has risk of loss for these manufacturers' products after the product leaves the manufacturers' dock.

     For bulk sales filled from inventory on hand or through cross-docks (which also is considered to be from inventory) the Company has title and risk of loss until delivered to customer location. For drop shipments, the risk of loss is with the manufacturer until the manufacturer delivers to the instructed location. For each type of bulk sale, the Company has risk of loss if the customer does not accept, as discussed above under general inventory risk.

     CREDIT RISK.(9) The Company retains credit risk as it must collect payment from the customer and remit payment to the manufacturer independent of one another. The Company is required to pay the supplier regardless of whether the customer has paid the Company.

     INDICATORS OF NET REVENUE REPORTING

     EITF 99-19 provides that the following are indicators that net revenue reporting is appropriate:


--------------------------------
(8) EITF 99-19 provides:

     Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier's facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.

(9) EITF 99-19 provides:

     If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

     o the supplier (not the company) is the primary obligor in the arrangement;

     o    the amount that the company earns is fixed; and

     o    the company (not the supplier) has credit risk.


     SUPPLIER (NOT THE COMPANY) IS THE PRIMARY OBLIGOR.(10) The Company is the primary obligor in this arrangement. The Company is responsible for fulfillment of customer orders. The Company's customers do not look to the manufacturer for remedies of acceptance for circumstances such as a "short order" or incorrect product delivery.

     AMOUNT THE COMPANY EARNS IS FIXED.(11) The Company does not earn a fixed fee or fixed percentage on each bulk sale. Rather, the Company's profit is based upon the difference in the prices separately negotiated between (a) the Company and the manufacturer and (b) the Company and its customer.

     SUPPLIER (AND NOT THE COMPANY) HAS CREDIT RISK.(12) The manufacturer does not have credit risk from the customer; the Company does. The supplier has credit risk from the Company. The Company retains the credit risk as it collects payment from the customer and remits payment to the manufacturer independent of one another.


--------------------------------

(10) EITF 99-19 provides:

     Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the company or the supplier is responsible for fulfilling the ordered product or service.

(11) EITF 99-19 provides:

     If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

(12) EITF 99-19 provides:

     If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

          CONCLUSION

          In conclusion, the Company believes that it acts as a principal and assumes the risks and rewards of ownership on bulk shipments for the following reasons:

          o The Company is the primary obligor in the transaction. The customers look to the Company and not the manufacturers.

          o The Company incurs credit risk from its customer. The obligation to pay the supplier is independent of whether the Company is paid by its customer. In other words, the Company owes the supplier even when the customer defaults on payment.

          o The Company bears risk of loss for incomplete, or "short," shipments. The Company's ability to receive compensation from the supplier is independent of its responsibility to the customer. In other words, the Company may negotiate and issue a credit to its customer while failing to obtain a corresponding credit from its supplier.

          o The Company's earnings are not fixed as a straight dollar amount or standard percentage for each transaction. Rather, a portion of the Company's earnings or losses from such transactions results from differences in prices that the Company separately contracts with the customer and with the supplier. Additionally, the Company may establish payment terms with the customer whereby it receives payment before payment is due to the manufacturer which reduces capital costs.


NOTE 18.  SEGMENT INFORMATION
-----------------------------

8. EXPLAIN TO US WHY YOU DO NOT PRESENT ANY DISCLOSURE REQUIRED BY PARAGRAPH 37 OF FAS 131 FOR YOUR PHARMACEUTICAL DISTRIBUTION SEGMENT.

     RESPONSE: Paragraph 37 of FAS 131 provides: "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed."

     In the Company's 2004 Form 10-K, the revenues of the Pharmaceutical Distribution and the Provider Services segment were disclosed as follows:

     (2) The Pharmaceutical Distribution and Provider Services segment's revenue is derived from three main product categories. These product categories and their respective contributions to revenue are as follows:


               Product Category                                 2004       2003       2002
               ---------------------------------------------- ---------- ---------- ----------
               ---------------------------------------------- ---------- ---------- ----------
                                                                         Adjusted   Adjusted
               Pharmaceuticals and Health Care Products             95%        95%      95%
               Specialty Pharmaceutical Products                     3%         3%       3%
               Other Products & Services                             2%         2%       2%
                                                              ---------- ---------- ----------
               Total                                               100%       100%     100%
                                                              ========== ========== ==========


     During fiscal 2005, the Specialty Pharmaceutical Distribution business (which accounted for the Specialty Pharmaceutical Products revenue in the above table) was transferred from the Pharmaceutical Distribution and Provider Services segment to the Medical Products and Services segment. In addition, the Clinical Services and Consulting business, which represented the Other Products & Services revenue in the above table, was transferred to the Clinical Technologies and Services segment. These transfers were described in the first two paragraphs of footnote 18, "Segment Information," in the 2005 Form 10-K and all prior period financial results were adjusted to reflect these changes. In addition, the disclosure of the product categories for both the Medical Products and Services segment and the Clinical Technologies and Services segment were enhanced to include these newly transferred product categories.

     After these transfers, approximately 99.5% of the remaining revenue in the Pharmaceutical Distribution and Provider Services segment consisted of one category of products, Pharmaceutical and Health Care Products, for all fiscal years presented in the 2005 Form 10-K. Since there was only one category of products, the Company did not specifically disclose this fact. To clarify the type of products that are included in the Pharmaceutical Distribution and Provider Services segment, in future filings, the Company will add the following language in a footnote: "The Pharmaceutical Distribution and Provider Services segment's revenue is primarily derived from one main product category, Pharmaceutical and Healthcare products, for all fiscal periods presented."

                                     *  *  *


     As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff's comments and changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     *  *  *

     Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, David K. Lam, at
(212) 403-1394. At the Staff's request, Eric R. Slusser, Senior Vice President-Finance, Chief Accounting Officer and Controller, or Jeffrey W. Henderson, Executive Vice President and Chief Financial Officer, would be happy to answer any questions that you may have.


                                                Very truly yours,

                                                /s/ David A. Katz

                                                David A. Katz




Enclosures

cc:       Lisa Vanjoske, Esq.
               Securities and Exchange Commission

          Ivan K. Fong
          Jeffrey W. Henderson
          Eric R. Slusser
               Cardinal Health, Inc.